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                                                                    EXHIBIT 99.3

                                     [LOGO]

                                          SYNAVANT INC.
                                          3445 PEACHTREE RD. NE, SUITE 1400
                                          ATLANTA, GEORGIA 30326

                                          August [  ], 2000

DEAR STOCKHOLDER:

    We are very pleased that you will soon be a stockholder of Synavant Inc. ("Synavant"). Synavant is the global market leader in customized Pharmaceutical Relationship Management ("PRM") solutions and interactive marketing services, helping pharmaceutical companies achieve maximum return on their sales and marketing investment, providing e-business applications software to the pharmaceutical, biotechnology and healthcare industries. Synavant's vision is to accelerate the adoption of advances in healthcare around the world. Speed to market is a critical success factor for Synavant's clients. By drawing together the expertise within Synavant and its partners, Synavant is able to help its clients get their products and services to market more quickly, more effectively and with a greater return on investment.

    As part of IMS Health Incorporated ("IMS HEALTH"), the Synavant businesses have been known for providing outstanding service levels and having in-depth knowledge of the pharmaceutical market. As an independent company, our highest priority will be to integrate the unique industry leading capabilities of the Clark-O'Neill and IMS Health Strategic Technologies businesses to provide high value knowledge-based solutions to the biopharmaceutical industry and healthcare system that optimize the development, promotion and delivery of healthcare products and services globally.

    Synavant Inc. began operating earlier this year, when IMS HEALTH combined its Strategic Technologies and Clark-O'Neill businesses into a single unit, which is now being spun off as a separately traded company. We believe that the separation of our businesses from our corporate parent, IMS HEALTH, will provide us with greater managerial, operational and financial focus to respond to market conditions in our business environment. For the first time, we will have the ability to offer our employees incentive opportunities linked to Synavant's performance as a stand-alone company, which we believe will aid our efforts to enhance recruitment and performance.


    Holders of IMS HEALTH's common stock as of the record date of July 28, 2000 will receive one share of Synavant common stock for every 20 shares of IMS HEALTH. The distribution of those shares will occur on or about August 31, 2000. The distribution should qualify as a tax-free transaction both to IMS HEALTH and to IMS HEALTH stockholders for U.S. federal income tax purposes, except for any tax payable because of any cash IMS HEALTH stockholders received in lieu of fractional shares of Synavant common stock. For information regarding the tax basis of your new shares, we encourage you to contact the distribution agent, EquiServe Trust Company, at Mail Suite 4694, P.O. Box 2536, Jersey City, New Jersey 06303-2536.


    Synavant has applied for listing of its shares on the Nasdaq National Market under the symbol "SNVT".

    Our board, management and employees are excited about our future as an independent company and we look forward to your support and participation in our success.

                                          Sincerely,

                                          Wayne P. Yetter
                                          Chairman and Chief Executive Officer
                                          Synavant Inc.